UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
October 2012 Up 12.1% Year over Year

Mexico City, November 6, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for October 2012 increased by 12.1 % when compared to October 2011.

This announcement reflects comparisons between October 1 through October 31, 2012 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2011	October 2012	% Change
Cancún	272,017	356,043	30.9
Cozumel	5,006	5,817	16.2
Huatulco	28,698	27,948	(2.6)
Mérida	99,397	92,691	(6.7)
Minatitlán	9,953	12,020	20.8
Oaxaca	35,009	36,459	4.1
Tapachula	13,378	12,330	(7.8)
Veracruz	67,831	75,465	11.3
Villahermosa	70,929	82,504	16.3
Total Domestic	602,218	701,277	16.4

International
Airport	October 2011	October 2012	% Change
Cancún	535,286	577,187	7.8
Cozumel	12,570	11,990	(4.6)
Huatulco	1,031	956	(7.3)
Mérida	6,515	6,230	(4.4)
Minatitlán	398	418	5.0
Oaxaca	2,916	2,899	(0.6)
Tapachula	485	453	(6.6)
Veracruz	6,670	7,231	8.4
Villahermosa	3,482	4,482	28.7
Total International	569,353	611,846	7.5

ASUR Page 1 of 2

Total
Airport	October 2011	October 2012	% Change
Cancún	807,303	933,230	15.6
Cozumel	17,576	17,807	1.3
Huatulco	29,729	28,904	(2.8)
Mérida	105,912	98,921	(6.6)
Minatitlán	10,351	12,438	20.2
Oaxaca	37,925	39,358	3.8
Tapachula	13,863	12,783	(7.8)
Veracruz	74,501	82,696	11.0
Villahermosa	74,411	86,986	16.9
ASUR Total	1,171,571	1,313,123	12.1

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 6, 2012